                                                                  MARCH 19, 2012

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               FILE NO. 333-178884

           MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                             DATED FEBRUARY 29, 2012
            PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               ------------------

      Set out below are responses to written comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on February 29, 2012 relating to the registration statement (the "Registration Statement") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company of Connecticut ("MetLife") on January 5, 2012 for "T-Mark."

1.    STAFF COMMENT:

Please revise the "Calculation of Registration Fee" on the facing sheet to clarify what units apply to the value provided under "Amount to be Registered;" add a column and provide a dollar value for "Amount of Registration Fee"; and disclose the title of each class of securities to be offered.

      RESPONSE:

Comment complied with. A footnote has been added to clarify that interests are sold on a dollar basis and not on the basis of a price per share or unit and the title of each class of securities to be registered has been added to the table. See facing sheet of Pre-Effective Amendment No. 1 under the Securities Act of 1933 filed on April _, 2012 (the "Amendment"). The column setting forth the "Amount of Registration Fee" already appears on the facing sheet for the Registration Statement filed on January 5, 2012 via EDGAR so no further change was necessary.

2.    STAFF COMMENT:

Please insert on the cover page a cross-reference to the risk factors sections and include the page number for the section.

      RESPONSE:

Comment complied with. See page 1 of the Amendment.

3.    STAFF COMMENT:

Please include a specific entry for the risk factors section in the table of contents and add such a section.

      RESPONSE:

Comment complied with. See pages 2 and 6 of the Amendment.

4.    STAFF COMMENT:

(a) In the third sentence of the second paragraph following the surrender charge schedule in the summary on page 5, the summary states that an owner "may request any interest that has been credited during the prior Contract Year."

      Please expand on this feature in terms of how to make such requests including whether credited interest is limited to just the prior Contract Year and how such a request will impact or be impacted by the market value adjustment and surrender charge.

      RESPONSE:

Comment complied with. See page 5 of the Amendment.

(b) In the bullet list of options available at the end of the Guarantee period, please also address what happens if instead of transferring out of the one year Guarantee Period into another Guarantee Period as stated in the third bullet point, an owner wants to transfer out but not necessarily into another Guarantee Period ( i.e., transfer and surrender charges now applicable).

      RESPONSE:

Comment complied with. See pages 6 and 8 of the Amendment.

5.    STAFF COMMENT:

(a) Please highlight the last sentence of the first paragraph on page 10 (surrender even on the Maturity Date may be subject to a 4% surrender charge).

      RESPONSE:

Comment complied with. See page 11 of the Amendment.

(b) The first sentence of the third paragraph states that a Guaranteed Interest Rate that is lower or less than 0.50 percent higher than the applicable Guaranteed

      Interest Rate will result in a lower payment upon surrender. Therefore in Appendix B, please do the following:

      (i) Please revise the formula for Maturity Value and/or Market Adjusted Value to reflect this fact;

      RESPONSE:

Comment complied with. See page B-1 of the Amendment.

      (ii) In addition, please clarify what "FI" is as explained in the first sentence of the bullet point following the formula for Market Adjusted Value (i.e., what is it relative to interest rate that an owner is guaranteed to receive under current Guarantee Period); and

      RESPONSE:

Comment complied with. See page B-1 of the Amendment.

      (iii) Please confirm accuracy of statement that in New York the Guaranteed Interest Rate will not be lower than 3.00%.

      RESPONSE:

MetLife confirms the statement is accurate.

(c) Please explain and disclose the interaction between the surrender charge and market value adjustment (i.e., if both applicable, which applies first and to what amount).

      RESPONSE:

Comment complied with. See page 6 of the Amendment.

(d) In light of comment (c) above, please also explain the interaction between the free withdrawal amount and the market value adjustment.

      RESPONSE:

Comment complied with. See page 6 of the Amendment.

6.    STAFF COMMENT:

Please confirm that the "Federal Tax Considerations" section has been updated.

      RESPONSE:

MetLife confirms that the "Federal Tax Considerations" section has been updated appropriately.

7.    STAFF COMMENT:

(a) Please revise the first paragraph in the section titled "Information Incorporated by Reference" to more clearly and separately provide for the incorporation by reference of documents required by Item 12(a)(2)(reports filed since annual report incorporated by reference pursuant to 13(a) and 15(d)), and 12(b) (reports subsequently filed pursuant to 13(a), 13(c), 14, or 15(d)).

      RESPONSE:

There have been no subsequent filings by MetLife that require incorporation by reference as of the date MetLife filed its most recent annual report (March 22, 2012). See page 33 of the Amendment.

(b) Please identify all reports and other information that MetLife files with the SEC and correct the telephone number provided in the last paragraph.

      RESPONSE:

Comment complied with. See page 33 of the Amendment.

8.    STAFF COMMENT:

Please provide the disclosure, to the extent required, by Item 509 of Regulation S-K.

      RESPONSE:

No expert named in the registration statement or counsel for the registrant, underwriters or selling security holders named in the prospectus as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities, was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of the registration statement or that part of the registration statement to which such preparation, certification or opinion relates, had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries or was connected with the registrant or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter, if there are no managing underwriters) voting trustee, director, officer, or employee.

9.    STAFF COMMENT:

Please confirm all estimated costs have been covered in Item 14 of the Registration Statement.

      RESPONSE:

Comment complied with. See page 43 of the Amendment.

10.   STAFF COMMENT:

The staff recommends that the exhibits provided under Item 16 be revised to better conform to the exhibits specifically required under Form S-3 (e.g., charter and bylaws in Exhibit 3 are not required on Form S-3.

      RESPONSE:

Comment complied with. See page 44 of the Amendment.

11.   STAFF COMMENT:

Any financial statements, exhibits and any other required disclosures not included in this registration statement must be filed by pre-effective amendment to the registration statement.

      RESPONSE:

Comment complied with.

12.   STAFF COMMENT:

Please file the requested "Tandy" representations when filing the Amendment.

      RESPONSE:

Comment complied with. MetLife will file via EDGAR a standard "Tandy" letter along with the Amendment.

                                           REGISTRATION STATEMENT NO. 333-178884

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-3/A


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                   06-0566090
                     (I.R.S. Employer Identification Number)

            1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002-2910,
                                 (860) 656-3000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           NICHOLAS D. LATRENTA, ESQ.
                                 GENERAL COUNSEL
                    METLIFE INSURANCE COMPANY OF CONNECTICUT
            1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002-2910,
                                 (860) 656-3000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Diane E. Ambler, Esq.
                                  K&L Gates LLP
                               1601 K Street, N.W.
                             Washington, D.C. 20006

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION STATEMENT
        (Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

  Large accelerated filer [ ]                           Accelerated filer [ ]
  Non-accelerated filer [X](Do not check if a smaller
     reporting company)                                 Smaller reporting company[ ]



                         CALCULATION OF REGISTRATION FEE


================================================================================================================================
                                                           PROPOSED MAXIMUM         PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF           AMOUNT TO BE            OFFERING PRICE             AGGREGATE                AMOUNT OF
 SECURITIES TO BE REGISTERED         REGISTERED              PER UNIT(1)             OFFERING PRICE          REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Fixed Account Units with a
  Market Value Adjustment
  Cash out Feature                   10,000,000             Not applicable            $10,000,000                 $1,146
================================================================================================================================




1. Interests are sold on a dollar for dollar basis and not on the basis of a price per share or unit.



The securities were registered and any applicable filing fee was paid in the original filing of this registration statement. No additional securities are being registered in this pre-effective Amendment No. 1.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                     T-MARK
                                   PROSPECTUS

T-Mark Contracts are group or individual modified guaranteed annuities ("Contracts"), which provide a guaranteed fixed rate of return for Your investment if You do not surrender Your Contract before the Guarantee Period ends. Generally, if You do surrender Your Contract before the Guarantee Period ends, Your Cash Value will be subject to a Market Value Adjustment and surrender charges.

This prospectus explains:

     -    the Contract (single Purchase Payment)


     - the MetLife Insurance Company of Connecticut and MetLife of CT Separate Account MGA -- RISK (SEE PAGE 6)


     -    the Guarantee Periods and interest rates

     -    surrenders

     -    surrender charges

     -    Market Value Adjustment

     -    death benefit

     -    Annuity Payments

     -    other aspects of the Contract

This Contract is issued by MetLife Insurance Company of Connecticut. The Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. The telephone number is 1-800-343-8496. MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, is the principal underwriter and distributor of the Contracts.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2012

                                TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
Special Terms...........................................................     3
Summary.................................................................     5
When a Market Value Adjustment and Surrender Charges Apply -- General...     6
The Insurance Company -- Risk...........................................     6
The Contracts...........................................................     7
  Application and Purchase Payment......................................     7
  Right to Cancel.......................................................     7
  Civil Unions..........................................................     7
  Section 403(b) Plan Terminations......................................     7
Guarantee Periods.......................................................     9
Establishment of Guaranteed Interest Rates..............................    10
Surrenders..............................................................    10
  General...............................................................    10
  Surrender Charge......................................................    10
  Market Value Adjustment...............................................    11
  Waiver of Surrender Charge............................................    11
  When The Market Value Adjustment Will Not Apply and Surrender Charge
     Waived.............................................................    12
  Premium Taxes.........................................................    12
  Restrictions on Financial Transactions................................    12
Death Benefit...........................................................    12
  Total Control Account.................................................    13
Annuity Period..........................................................    13
  Election of Annuity Commencement Date and Form of Annuity.............    13
  Misstatement..........................................................    13
  Change of Annuity Commencement Date or Annuity Option.................    14
  Annuity Options.......................................................    14
  Annuity Payment.......................................................    15
  Death of Annuitant After the Annuity Commencement Date................    15
Investments by the Company..............................................    15
Annual Statement........................................................    15
Amendment of the Contracts..............................................    15
Assignment of the Contracts.............................................    16
Distribution of the Contracts...........................................    16
  Distribution and Principal Underwriting Agreement.....................    16
  Compensation..........................................................    16
  Sale of the Contracts by Affiliates of the Company....................    17
Federal Tax Considerations..............................................    18
  General...............................................................    18
  Withdrawals...........................................................    18
  Qualified Contracts...................................................    19
  TSAs (ERISA and non-ERISA) --  403(b).................................    22
  Individual Retirement Annuities ("IRAs")..............................    24
  Traditional IRA Annuities.............................................    24
  KEOGH.................................................................    28
  401(k)................................................................    28
  Non-Qualified Annuities...............................................    28
  Puerto Rico Tax Considerations........................................    30
Information Incorporated by Reference...................................    33
Experts.................................................................    33
  Independent Registered Public Accounting Firm.........................    33
Appendix A: Information Concerning Qualified Plans......................   A-1
Appendix B: Market Value Adjustment.....................................   B-1

                                  SPECIAL TERMS

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In this prospectus, the following terms have the indicated meanings:

ACCOUNT -- The Cash Value or Cash Surrender Value credited to a participant or Owner.

ACCUMULATED VALUE -- The Purchase Payment plus all interest earned, minus all surrenders, surrender charges and applicable Premium Tax previously deducted.

ANNUITANT -- A person on whose life the maturity date depends and Annuity Payments are made.

ANNUITY COMMENCEMENT DATE -- The date on which Annuity Payments are to start. The date may be designated in the Contract or elected by the Owner.

ANNUITY PAYMENTS -- A series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY PERIOD --  The period during which Annuity Payments are made.

BENEFICIARY (IES) -- The person(s) or trustee designated to receive any remaining contractual benefits in the event of a participant's, Annuitant's or Contract Owner's death, as applicable.

CASH SURRENDER VALUE -- The Cash Value less any amounts deducted upon a withdrawal or surrender, outstanding loans, if available under the Contract, any applicable Premium Taxes or other surrender charges not previously deducted.

CASH VALUE -- The Maturity Value of a Deposit on the maturity date or the market adjusted value before the maturity date of that Deposit.

CODE -- The Internal Revenue Code of 1986, as amended, and all related laws and regulations, which are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- MetLife Insurance Company of Connecticut.

CONTRACT -- For convenience, means the Contract or certificate, (if applicable). For example, Contract Year also means certificate year.

CONTRACT DATE -- The date on which the Contract is issued. For certain group Contracts, it is the date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT OWNER -- The person named in the Contract (on the specifications page). For certain group Contracts, the Contract Owner is the trustee or other entity which owns the Contract.

CONTRACT YEAR -- A continuous twelve -month period beginning on the Contract Date and each anniversary thereof. Contract Year also means certificate year.

DEPOSIT -- The premium payment applied to the Contract less Premium Taxes if applicable.

DUE PROOF OF DEATH -- (a) A copy of a certified death certificate; (b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death, (c) a written statement by a medical doctor who attended the deceased; or
(d) any other proof satisfactory to Us.

ERISA -- The Employee Retirement Income Security Act of 1974, as amended, and all related laws and regulations which are in effect during the term of this Contract.

FREE INTEREST -- The interest credited in the previous Contract Year which is not subject to a surrender charge or a Market Value Adjustment.

GENERAL ACCOUNT -- The General Account of the Company.

GOOD ORDER -- A request or transaction generally is considered in "Good Order" if it complies with Our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If You have any questions, You should contact Us or Your sales representative before submitting the form or request.

GUARANTEE PERIOD -- The period for which either an initial or subsequent Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE -- The annual effective interest rate credited during the Guarantee Period.

HOME OFFICE -- The principal executive offices of MetLife Insurance Company of Connecticut located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

MARKET VALUE ADJUSTMENT -- The Market Value Adjustment reflects the relationship, at the time of surrender, between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the duration left in Your Guarantee Period, and the Guaranteed Interest Rate that applies to Your Contract.

MATURITY VALUE -- The Accumulated Value of a Purchase Payment at the Guaranteed Interest Rate at the end of the Guarantee Period selected, minus all surrenders, surrender charges and Premium Taxes previously deducted.

OWNER -- For an individual Contract, the person or entity to whom the individual Contract is issued. For a group Contract, the person or entity to whom the certificate under a group annuity Contract is issued.

PLAN -- The Plan or the arrangement used in a retirement plan or program whereby the Purchase Payments and any gains are intended to qualify under Sections 401, 403(b) or 457 of the Code.

PREMIUM TAX -- The amount of tax, if any, charged by the state or municipality. Generally, We will deduct any applicable Premium Tax from the Cash Value either upon surrender, annuitization, death, or at the time a Purchase Payment is made, but no earlier than when We have the liability under state law.

PURCHASE PAYMENTS -- The premium payments applied to the Contract less any Premium Taxes if applicable.

QUALIFIED CONTRACT -- A Contract used in a retirement Plan or program that is intended to qualify under Sections 401, 403, 408, 414(d) or 457 of the Code.

YOU, YOUR -- "You", depending on the context, may be the participant or the Contract Owner and a natural person, a trust established for the benefit of a natural person, a charitable remainder trust, or a Plan (or the employer purchaser who has purchased the Contract on behalf of the Plan). In connection with a 403(b) plan termination, as of the date of the Contract or cash distribution under such plan termination, "You" means the participant who has received such Contract or cash distribution.

                                     SUMMARY

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MetLife Insurance Company of Connecticut (the "Company," "We," "Us"), a wholly-owned subsidiary of MetLife, Inc., is offering group and individual modified guaranteed annuity Contracts to eligible individuals. If a group Contract is purchased, We issue certificates to the individual participants. Where We refer to "You," We are referring to the individual Contract Owner or to the group participant, as applicable. For convenience, this prospectus refers to Contracts and certificates as "Contracts." Modified guaranteed annuities offer a guaranteed fixed rate of return on Your principal investment if You do not surrender Your Contract before the Guarantee Period ends. If You do surrender Your Contract before the end of the Guarantee Period, generally Your Cash Value is subject to a Market Value Adjustment and surrender charge (if applicable).

You may select an initial Guarantee Period from those available from the Company. Currently, We offer Guarantee Periods up to ten years. Interest on the Purchase Payment is credited on a daily basis and so compounded in the Guaranteed Interest Rate. (See "Guarantee Periods" and "Establishment of Guaranteed Interest Rates.")

At the end of each Guarantee Period, a subsequent Guarantee Period of seven days will automatically begin unless You elect another duration within thirty days before the Guarantee Period ends.

You may surrender Your Contract, but the Cash Value may be subject to a surrender charge and/or a Market Value Adjustment. A full or partial surrender made prior to the end of a Guarantee Period will be subject to a Market Value Adjustment. The surrender charge will be assessed as a percentage of the Cash Value withdrawn as follows:

 YEARS SINCE    SURRENDER
DEPOSIT MADE      CHARGE
------------    ---------
     0-1            7%
      2             6%
      3             5%
      4             4%
      5             3%
  6 or more         0%


The surrender charges listed above apply to full or partial surrenders, regardless of the length of the Guarantee Period selected. The surrender charge will apply if a surrender occurs at the expiration date of the Guarantee Period for Deposits in the Contract less than five years.


There is no Market Value Adjustment if You surrender at the end of a Guarantee Period. Any such surrender request must be in writing and received by Us within 30 days before the Guarantee Period ends. You may request any interest that has been credited during the prior Contract Year. You may call or write Us to make such a request. No surrender charge or Market Value Adjustment will be imposed on such interest payments; however, all applicable Premium Taxes will be deducted. Any such surrender may also be subject to federal and state taxes. (See "Surrenders and Federal Tax Considerations.") If Free Interest is not taken within 30 days before the Guarantee Period ends, then such amount becomes part of the Account.


The Market Value Adjustment reflects the relationship between the current Guaranteed Interest Rate for the time left in the Guarantee Period at surrender and the Guaranteed Interest Rate that applies to Your Contract. The Market Value Adjustment amount primarily depends on the interest rates the Company receives on its investments when the current Guaranteed Interest Rates are established. The Market Value Adjustment is sensitive, therefore, to changes in interest rates. It is possible that the amount You receive upon surrender may be less than Your original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount You receive upon surrender may be more than Your original Purchase Payment plus accrued interest.

On the Annuity Commencement Date specified by You, the Company will make either a lump sum payment or start to pay a series of payments based on the annuity options You select. (See "Annuity Period".)

If a participant under a group Contract or an Annuitant under an individual Contract dies before the Annuity Commencement Date, We will pay a death benefit to the Beneficiary. This death benefit equals (a) the greater of the Cash Value or the Accumulated Value of the Contract if death occurs before age 65 or (b) the Cash Value of the Contract if death occurs on or after age 65, less any applicable Premium Tax.

We will deduct any applicable Premium Taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract. (See "Surrenders -- Premium Taxes".)


      WHEN A MARKET VALUE ADJUSTMENT AND SURRENDER CHARGES APPLY -- GENERAL

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Your Contract is a single Purchase Payment modified guaranteed annuity that offers a guaranteed fixed rate of return on Your principal investment if You do not make a partial or full surrender of Your Contract before the Guarantee Period ends. Free Interest may be withdrawn without a Market Value Adjustment or a surrender charge. However, generally, if you do make a partial or full surrender of Your Contract value before the end of the Guarantee Period, Your Contract value is subject to both a Market Value Adjustment and a surrender charge. If Your Contract value is subject to both a Market Value Adjustment and a surrender charge, the Market Value Adjustment will be applied first. A surrender charge will generally apply if you make a partial or full surrender of Your Contract. A surrender charge will not be applied to surrenders that occur after the end of the fifth year since application of Your Purchase Payment. (See "Surrenders.")


                          THE INSURANCE COMPANY -- RISK

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MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in the state of Connecticut and has been continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

Purchase Payments made to this Contract are invested in the MetLife of CT Separate Account MGA. We have exclusive and absolute ownership and control of the assets of the separate account. It is a non-unitized separate account. You do not share in the investment performance of assets allocated to the separate account. The obligations under this Contract are independent of the investment performance of the separate account and are Our obligations.

The separate account's assets are solely for the benefit of those who invest in the separate account and no one else, including Our creditors. The assets of the separate account are held in Our name on behalf of the separate account and legally belong to Us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts issued from the separate account without regard to Our other business.

We are obligated to pay all money We owe under the Contracts -- such as death benefits and income payments -- even if that amount exceeds the assets in the separate account. Any such amount that exceeds the assets in the separate account is paid from Our General Account. Amounts paid from the General Account are subject to the financial strength and claims paying ability of the Company and Our long term ability to make such payments and are not guaranteed by any other party. We issue other annuity contracts and life insurance policies where We pay all money We owe under those contracts and policies from Our General Account. The Company is regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its General Account. However, there is no guarantee that We will be able to meet Our claims paying obligations; there are risks to purchasing any insurance product. You may surrender Your Contract at any time, subject to certain tax law and retirement Plan restrictions, but the Cash Value may be subject to a surrender charge and/or a Market Value Adjustment calculation that may increase or decrease the amount payable upon surrender.

                                  THE CONTRACTS

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APPLICATION AND PURCHASE PAYMENT

For the Company to issue a Contract to You, You must:

     -    Complete an application or an order to purchase

     -    Include Your minimum Purchase Payment of at least $5,000 and

     -    Submit both to Our Home Office for approval.

The Company may:

     - Accept Purchase Payments up to $1 million within a 12 month period without prior approval;

     - Contact You or Your agent if the application or order form is not properly completed; and

     - Return Your entire application or order form and Purchase Payment if not properly completed.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which We receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled.

RIGHT TO CANCEL

You may return Your Contract to Us at Our Home Office within 10 days of Your original Purchase Payment in most states. Refer to Your Contract for any state-specific information.

CIVIL UNIONS

Under the Code, spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act or other applicable federal law. All Contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor.

NON-NATURAL PERSONS AS OWNERS OR BENEFICIARIES. If a non-natural person, such as a trust, is the Owner of a non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living (if any) and/or death benefits. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the Contract will generally eliminate the Beneficiary's ability to "stretch" or a spousal Beneficiary's ability to continue the Contract and the living (if any) and/or death benefits.


SECTION 403(B) PLAN TERMINATIONS



Upon a Section 403(b) plan termination, Your employer is required to distribute Your Plan benefits under the Contract to You. Your employer may permit You to receive your distribution of Your 403(b) Plan benefit in cash or in the form of the Contract.



If You elect to receive Your distributions in cash, the distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Value Adjustment and any applicable surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable Federal income tax penalties. (See "Federal

Tax Considerations".) A Market Value Adjustment and Contract surrender charges will be waived if the net distribution is made under the exceptions listed in the "Waiver of Surrender Charge" section of the prospectus. However, if Your employer chooses to distribute cash as the default option, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Value Adjustment, surrender charge and withholding.



If You receive the distribution in the form of the Contract, We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition the Company will rely on You to provide certain information that would otherwise be provided to the Company by the employer or Plan administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a TSA ERISA plan.

                                GUARANTEE PERIODS

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You will select the duration of the Guarantee Period and corresponding Guaranteed Interest Rate. Your Purchase Payment will earn interest at the Guaranteed Interest Rate during the entire Guarantee Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.

             EXAMPLE OF COMPOUNDING AT THE GUARANTEED INTEREST RATE

Beginning Account
value:                $50,000

Guarantee Period:     5 years

Guaranteed Interest
Rate:                 5.50% Annual Effective Rate

                                                                      END OF CONTRACT YEAR
                                               ------------------------------------------------------------------
                                                 YEAR 1        YEAR 2        YEAR 3        YEAR 4        YEAR 5
                                               ----------    ----------    ----------    ----------    ----------
Beginning Account value                        $50,000.00
X (1 + Guaranteed Interest Rate)                    1.055
                                               ----------    ----------    ----------    ----------    ----------
                                               $52,750.00
                                               ==========    ==========    ==========    ==========    ==========
Account value at end of Contract Year 1                      $52,750.00
X (1 + Guaranteed Interest Rate)                                  1.055
                                               ----------    ----------    ----------    ----------    ----------
                                                             $55,651.25
                                               ==========    ==========    ==========    ==========    ==========
Account value at end of Contract Year 2                                    $55,651.25
X (1 + Guaranteed Interest Rate)                                                1.055
                                               ----------    ----------    ----------    ----------    ----------
                                                                           $58,712.07
                                               ==========    ==========    ==========    ==========    ==========
Account value at end of Contract Year 3                                                  $58,712.07
X (1 + Guaranteed Interest Rate)                                                              1.055
                                               ----------    ----------    ----------    ----------    ----------
                                                                                         $61,941.23
                                               ==========    ==========    ==========    ==========    ==========
Account value at end of Contract Year 4                                                                $61,941.23
X (1 + Guaranteed Interest Rate)                                                                            1.055
                                               ----------    ----------    ----------    ----------    ----------
                                                                                                       $65,348.00
                                               ==========    ==========    ==========    ==========    ==========
Account value at end of Guarantee Period
  (i.e. Maturity Value)                                                                                $65,348.00
                                               ==========    ==========    ==========    ==========    ==========



Total interest credited in Guarantee Period -- $65,348.00 - 50,000.00 =
$15,348.00

Account value at end of Guarantee Period -- $50,000.00 + 15,348.00 = $65,348.00

THE ABOVE EXAMPLE ASSUMES NO SURRENDERS, DEDUCTIONS FOR PREMIUM TAXES, OR PRE-AUTHORIZED PAYMENT OF INTEREST DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SUCH INTERIM SURRENDER (SEE "SURRENDERS"). THE HYPOTHETICAL GUARANTEED INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

We will notify You about subsequent Guarantee Periods near the end of Your current Guarantee Period. At the end of a Guarantee Period:

     -    You may elect a subsequent Guarantee Period by telephone or in writing

     - Your Account value will be transferred to the new Guarantee Period at the Guaranteed Interest Rate offered at that time

     - If You do not make any election, We will automatically transfer the Account values into a seven day Guarantee Period, which You may transfer out of into a new Guarantee Period with no transfer, surrender or Market Value Adjustment charge.


If You make a withdrawal at the end of a Guarantee Period, You may be subject to a surrender charge.


In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect.

                   ESTABLISHMENT OF GUARANTEED INTEREST RATES

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When You purchase Your Contract, You will know the Guaranteed Interest Rate for the Guarantee Period You choose. We will send You a confirmation showing the amount of Your Purchase Payment and the applicable Guaranteed Interest Rate. After the end of each calendar year, We will send You a statement that will show:

     -    Your Account value as of the end of the preceding year

     -    all transactions regarding Your Contract during the year

     -    Your Account value at the end of the current year

     -    the Guaranteed Interest Rate being credited to Your Contract.

The Company has no specific formula for determining Guaranteed Interest Rates in the future. The Guaranteed Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company.") In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors.

THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.

                                   SURRENDERS

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GENERAL

You may make a full or partial surrender at any time, subject to certain tax law and retirement Plan restrictions, and surrender charges described below. In the case of all surrenders, the Cash Value and Maturity Value will be reduced.

Upon request, We will inform You of the amount payable upon a full or partial surrender. Any full, partial or special surrender may be subject to tax. (See "Federal Tax Considerations.")

Participants in Section 403(b) tax-deferred annuity Plans may not make surrenders from certain amounts before the earliest of age 59 1/2, separation from service, death, disability or hardship. (See "Federal Tax
Considerations -- Section 403(b) Plans and Arrangements.")

We may withhold payment of Cash Surrender Value or a participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by Your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for Us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing Us with a certified check.

SURRENDER CHARGE

There are no front-end sales charges. A surrender charge may be assessed on surrenders made before the end of the fifth year since Your Purchase Payment was made. The surrender charge is computed as a percentage of the Cash Value being surrendered.

                        CHARGE AS A
   YEARS SINCE      PERCENTAGE OF CASH
DEPOSIT WAS MADE           VALUE
----------------    ------------------
    1 or less               7%
        2                   6%
        3                   5%
        4                   4%
        5                   3%
   Thereafter               0%


The surrender charges listed above will apply to full or partial surrenders, regardless of the length of the Guarantee Period selected. For example, assume a Guarantee Period of four years. IN THIS CASE, ANY SURRENDERS MADE DURING THE FOURTH YEAR, EVEN ON THE MATURITY DATE, WILL BE SUBJECT TO A 4% SURRENDER CHARGE.

MARKET VALUE ADJUSTMENT

The Market Value Adjustment may adjust up or down the amount payable on a full or partial withdrawal before the end of any Guarantee Period.

The Market Value Adjustment is the relationship between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the time left in Your Guarantee Period, and the Guaranteed Interest Rate that applies to Your Contract.


Generally, if Your Guaranteed Interest Rate is less than 0.50 percent higher (0.25 percent higher in New York State) than, the applicable current Guaranteed Interest Rate, then the Market Value Adjustment will result in a lower payment upon surrender. Conversely, if Your Guaranteed Interest Rate is more than 0.50 percent higher (0.25 percent higher in New York State) than the applicable current Guaranteed Interest Rate, the Market Value Adjustment will result in a higher payment upon surrender.


The Market Value Adjustment amount primarily depends on the level of interest rates on the Company's investments when the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. It is possible that the amount You receive upon surrender would be less than the original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount You receive upon surrender may be more than the original Purchase Payment plus accrued interest.

Appendix B shows the formula for calculating the Market Value Adjustment as well as an additional illustration of the application of the Market Value Adjustment.

WAIVER OF SURRENDER CHARGE

The surrender charge will be waived if:

     -    an annuity payout is begun

     - a level income option of at least three years' duration is begun after the first certificate Year or Contract Year, as applicable

     - the participant of a group Contract, or Annuitant of an individual Contract becomes disabled (as defined by the Internal Revenue Service ("IRS")) subsequent to purchase of the certificate or Contract

     - the participant of a group Contract, or Annuitant of an individual Contract dies

     - the participant of a group Contract, or Annuitant of an individual Contract under a tax deferred annuity plan (403(b) Plan) retires after age 55, provided the certificate or Contract has been in effect five years or more and the proceeds are paid by check made payable to the Owner of the group Contract

     - the participant of a group Contract, or Annuitant of an individual Contract under an individual retirement annuity plan reaches age
          70 1/2, provided the certificate or Contract, as applicable, has been in effect five years or more

     - the participant of a group Contract, or Annuitant of an individual Contract under a qualified pension or profit-sharing Plan, including a 401(k) Plan, retires at or after age 59 1/2, provided the certificate or Contract, as applicable, has been in effect five years or more; or if refunds are made to satisfy the anti-discrimination test; (for participants or Annuitants under contracts issued before May 1, 1992, the surrender charge will also be waived if he or she retires at normal retirement age (as defined by the Plan), provided the certificate or Contract has been in effect one year or more)

     - the participant of a group Contract, or Annuitant of an individual Contract under a Section 457 deferred compensation Plan retires and the certificate or Contract has been in effect five years or more, or if a financial hardship or disability withdrawal has been allowed by the Plan administrator under applicable IRS rules

     - for 403(b) arrangements, 401(k) Plans, 401(a) Plans, Section 457 deferred compensation Plans and 403(a) arrangements, direct transfers to another funding vehicle or Annuity contract issued by Us or by one of Our affiliates and We agree.

In addition, for individuals under a 403(b) annuity, a pension or profit-sharing Plan, or a Section 457 deferred compensation Plan, there is a 10% free withdrawal allowance for partial surrenders prior to the Annuity Commencement Date. An individual under an individual retirement annuity plan who is over age 59 1/2 has a 20% free withdrawal allowance. This means that, each certificate or Contract Year after the first such year, for the first partial surrender made in that year, 10% (20% for individual retirement annuity plans) of his or her Cash Value may be withdrawn without a surrender charge. All Cash Values withdrawn will reflect any applicable Market Value Adjustment. Full surrenders are not eligible for the free withdrawal allowance. Failure to use all or part of the free withdrawal allowance in any certificate or Contract Year forfeits the balance of the allowance for that year. For 403(b) Plan participants, partial and full surrenders may be subject to restrictions. (See "Section 403(b) Plans and Arrangements.")

WHEN THE MARKET VALUE ADJUSTMENT WILL NOT APPLY AND SURRENDER CHARGE WAIVED


We will not assess the Market Value Adjustment or surrender charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or withdrawals to avoid required Federal income tax penalties. This exception only applies to amounts required to be distributed from this Contract.



PREMIUM TAXES


Certain state and local governments impose Premium Taxes. These taxes currently range from 0% to 3.5%, depending upon the jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover Premium Tax expenses incurred. The Company may deduct any applicable Premium Taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract, but no earlier than when the Company has a tax liability under state law.



RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require Us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Contract to government regulators.

                                  DEATH BENEFIT

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If a participant under a group Contract, or an Annuitant under an individual Contract dies before his or her Annuity Commencement Date, the death benefit payable to the Beneficiary will equal (a) the greater of the Cash Value or the Accumulated Value of the Contract, if death occurs before age 65; or (b) the Cash Value of the Contract, if death occurs on or after age 65 less any applicable Premium Tax. No Market Value Adjustment is made upon the payment of a death benefit.

A qualified group Contract issued in connection with a qualified Plan, except for group 403(b) annuity Contracts, will not provide a death benefit on those Accounts held by individual participants.

The death benefit is calculated at the close of the business day on which the Company's Home Office receives Due Proof of Death and written payment instructions in Good Order.

We will pay the proceeds in one sum, including either by check, by placing the amount in an account that earns interest, or by any other method of payment that provides the Beneficiary with immediate and full access to the proceeds, or under other settlement options that We may make available.

TOTAL CONTROL ACCOUNT

If Your Contract was issued in connection with a 403(b) Plan, Your Beneficiary may elect to have the Contract's death benefit proceeds paid through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the Beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate.

Assets backing the Total Control Accounts are maintained in Our General Account and are subject to the claims of Our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because We bear the investment experience of the assets backing the Total Control Account, We may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                                 ANNUITY PERIOD

--------------------------------------------------------------------------------

ELECTION OF ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY

You can select an Annuity Commencement Date at the time You apply for a Contract. If no date is elected, for non-Qualified Contracts, the automatic default age is 75 (or ten years after the date of purchase, if later). For Qualified Contracts, the automatic default age is 70. Within 30 days before Your Annuity Commencement Date, You may elect to have all or a portion of Your Cash Surrender Value paid in a lump sum on Your Annuity Commencement Date. (These requirements may be changed by Us.) Or, at least 30 days before the Annuity Commencement Date, You may elect to have Your Cash Value or a portion thereof (less applicable Premium Taxes, if any) distributed under any of the annuity options described below.

If no option is elected and You do not have a spouse on the Annuity Commencement Date, the Cash Value will be applied on the Annuity Commencement Date under the second option to provide a life annuity with 120 monthly payments certain. If You do have a spouse, the Cash Value will be applied to option 4, to provide a Joint and Last Survivor Life Annuity.

MISSTATEMENT

We may require proof of age or, where not prohibited by state law, sex of the Contract Owner, Beneficiary or Annuitant before making any payments under this Contract that are measured by the Contract Owner's, Beneficiary's or Annuitant's life. If the age or, where not prohibited by state law, sex of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age or, where not prohibited by state law, sex.

Once Annuity Payments have begun, the amount of any overpayments or underpayments will be deducted from or added to the payment or payments made after the adjustment. In certain states, We are required to pay interest on any underpayments.

CHANGE OF ANNUITY COMMENCEMENT DATE OR ANNUITY OPTION

You may change the Annuity Commencement Date at any time as long as such change is made in writing and is received by Us at least 30 days before the scheduled Annuity Commencement Date. Once an annuity option has begun, it may not be changed.

ANNUITY OPTIONS

Any one of the following annuity options may be elected. Annuity Payments may be available on a monthly, quarterly, semiannual or annual basis. The minimum amount that may be applied to annuity options is $5,000 unless We consent to a smaller amount. Where required by state law or under a qualified retirement plan, the Annuitant's sex will not be taken into account in calculating Annuity Payments. Annuity rates will not be less than the rates guaranteed by the Contract at the time of purchase. Due to underwriting, administrative or Code considerations, the choice of percentage reduction and/or the duration of the Guarantee Period may be limited.


Your income payment amount will depend upon Your choices. For lifetime options, the age and sex (where permitted) of the measuring lives (Annuitants) will also be considered. For example, if You Select an annuity option guaranteeing payments for Your lifetime and Your spouse's lifetime, Your payments will typically be lower than if You select an annuity option with payments over only Your lifetime. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant is alive (such as Options 2, as defined below) result in payments that are smaller than with without such a guarantee (such as Option 1 or Option 4, as defined below). In addition, to the extent the annuity options have a guarantee period, choosing a shorter guarantee period will result in each payment being larger.


Option 1 -- Life Annuity -- NO REFUND: The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for Beneficiaries.

Option 2 -- Life Annuity With 120, 180, or 240 Monthly Payments Assured: The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180, or 240 months as elected, We will continue making payments to the Beneficiary during the remainder of the period.

Option 3 -- Cash Refund Life Annuity: The Company will make Annuity Payments during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the Cash Value applied to this option on the Annuity Commencement Date minus the dollar amount of Annuity Payments already paid.

Option 4 -- Joint And Last Survivor Life Annuity -- NO REFUND: The Company will make Annuity Payments during the joint lifetime of the Annuitant and a second person. On the death of either person, We will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 5 -- Payments for a Fixed Period Without Life Contingency. We will make monthly payments for the period selected. Please note that option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options: An annuity payable as is mutually agreed upon by the Company and the Annuitant or Owner, as provided in the Plan, if any.

The tables in the Contract reflect guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five annuity options listed above. Under options 1, 2 or 3, the amount of each payment will depend upon the age (and, for non-Qualified Contracts, where not prohibited by state law, sex) of the Annuitant at the time the first payment is due. Under option 4, the amount of each payment will depend upon the payees' ages at the time the first payment is due (and, for non-Qualified Contracts, where not prohibited by state law, the sex of both payees). Annuity rates will not be less than those guaranteed in the Contract.

The tables for options 1, 2, 3 and 4 are based on the Progressive Annuitant Table (assuming births in the year 1900) with age set back two years and a net investment rate of 3.5% per annum. If mortality appears more favorable and interest rates so justify, at Our discretion, We may apply other tables that will result in higher payments for each $1,000 applied under one or more of the first four annuity options.

ANNUITY PAYMENT

The first payment under any annuity option will be made on the Annuity Commencement Date. Subsequent payments will be made in accordance with the manner of payment selected and are based on the first payment date.

The option elected must result in a payment at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

Once Annuity Payments have begun, no surrender of the annuity benefit can be made for the purpose of receiving a lump-sum settlement.

DEATH OF ANNUITANT AFTER THE ANNUITY COMMENCEMENT DATE

If the Annuitant dies after the Annuity Commencement Date, any amount payable as a death benefit will be distributed at least as rapidly as under the method of distribution in effect.

                           INVESTMENTS BY THE COMPANY

--------------------------------------------------------------------------------

We must invest Our assets according to applicable state laws regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. Purchase Payments made to the Contracts are invested in Separate Account MGA, a non-unitized separate account and are not chargeable with liabilities arising out of any other business that the Company may conduct. Owners do not share in the investment performance of assets allocated to Separate Account MGA. The obligations under the Contract are independent of the investment performance of Separate Account MGA and are the obligations of the Company.

In establishing Guaranteed Interest Rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates".) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While this generally describes Our investment strategy, We are not obligated to follow any particular strategy except as may be required by federal and state laws.

                                ANNUAL STATEMENT

--------------------------------------------------------------------------------

At the end of each calendar year, You will receive a statement that will show:

     -    Your Cash Value as of the end of the preceding year;

     -    all transactions regarding Your Contract during the year;

     -    Your Cash Value at the end of the current year; and

     -    the interest credited to Your Contract.

                           AMENDMENT OF THE CONTRACTS

--------------------------------------------------------------------------------

We reserve the right to amend the Contracts to comply with applicable federal or state laws or regulations. We will notify You in writing of any such amendments.

                           ASSIGNMENT OF THE CONTRACTS

--------------------------------------------------------------------------------

Our rights as evidenced by a Contract may be assigned as permitted by applicable law. An assignment will not be binding upon Us until We receive notice from You in writing. Ownership of Contracts issued in connection with Section 401(a), 401(k), 403(c), 403(b), 408, 414(d) or 457 plans may not generally be assigned. We assume no responsibility for the validity or effect of any assignment. You should consult Your tax adviser regarding the tax consequences of an assignment.

                          DISTRIBUTION OF THE CONTRACTS

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DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

The Company has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other annuity contracts and variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614.

MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept Purchase Payments from existing Contract Owners.

COMPENSATION

Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of Purchase Payments invested in the Contract. Alternatively, We may pay lower compensation on Purchase Payments but pay periodic asset-based compensation based on all or a portion of the Contract value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7% of Purchase Payments.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to You. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. as well as with unaffiliated broker-dealer firms. The Company may enter into similar arrangements with its other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. A list of unaffiliated broker-dealer firms which have entered into such arrangements is on Our website.

SALE OF THE CONTRACTS BY AFFILIATES OF THE COMPANY

The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker-dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation contract values, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

The Contracts are also sold through Metropolitan Life Insurance Company ("MetLife", an affiliate of the Company) licensed sales representatives who are associated with MetLife Securities, Inc. MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in Our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and Purchase Payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and Purchase Payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

                           FEDERAL TAX CONSIDERATIONS

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The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Code is complex and subject to change regularly. Failure to comply with the tax law may result in significant adverse tax consequences and IRS penalties. Consult Your own tax advisor about Your circumstances, any recent tax developments, and the impact of state income taxation. For purposes of this section, We address Contracts and Annuity Payments under the Contracts together.

You should read the general provisions and any sections relating to Your type of annuity to familiarize Yourself with some of the tax rules for Your particular Contract.

You are responsible for determining whether Your purchase of a Contract, withdrawals, Annuity Payments and any other transactions under Your Contract satisfy applicable tax law. We are not responsible for determining if Your employer's Plan or arrangement satisfies the requirements of the Code and/or ERISA.

Where otherwise permitted under the Contract, the transfer of ownership of a Contract, the designation or change in designation of an Annuitant, payee or other Beneficiary who is not also a Contract Owner, the selection of certain Maturity Dates, the exchange of a Contract, or the receipt of a Contract in an exchange, may result in income tax and other tax consequences, including additional withholding, estate tax, gift tax and generation skipping transfer tax, that are not discussed in this prospectus. Please consult Your tax advisor.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state and foreign taxation with respect to purchasing an annuity Contract.

GENERAL

Contracts are a means of setting aside money for future needs-usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.

All tax-sheltered annuities ("TSAs"), individual retirement annuities (including Simplified Employee Pensions ("SEP"s)), Keoghs and 401(k) Plans receive tax deferral under the Code. Although there are no additional tax benefits by funding such retirement arrangements with an annuity, doing so offers You additional insurance benefits such as the availability of a guaranteed income for life.

Under current federal income tax law, the taxable portion of distributions and withdrawals from annuity Contracts (including TSAs, 403(a) and individual retirement annuities) are subject to ordinary income tax and are not eligible for the lower tax rates that apply to long term capital gains and qualifying dividends.

WITHDRAWALS

When money is withdrawn from Your Contract (whether by You or Your Beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of annuity You purchase (e.g., individual retirement annuities or TSA) and payment method or annuity option You elect. If You meet certain requirements, Your designated Roth earnings are free from federal income taxes.

We will withhold a portion of the amount of Your withdrawal for income taxes, unless You are eligible to and elect otherwise. The amount We withhold is determined by the Code.

WITHDRAWALS BEFORE AGE 59 1/2

Because these products are intended for retirement, if You make a taxable withdrawal before age 59 1/2 You may incur a 10% Federal income tax penalty, in addition to ordinary income taxes.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

                                             --------------------------------------------
                                                            TYPE OF CONTRACT
-----------------------------------------------------------------------------------------
                                               KEOGH,
                                               401(A)
                                                AND     403(B)                      NON-
                                               401(K)    -TSA     IRA      SEP      QUAL
-----------------------------------------------------------------------------------------
In a series of substantially equal payments
made annually (or more frequently) for life      X(1)     X(1)     X        X        X
or life expectancy (SEPP)
-----------------------------------------------------------------------------------------

After You die                                    X        X        X        X        X
-----------------------------------------------------------------------------------------

After You become totally disabled (as
defined in the Code)                             X        X        X        X        X
-----------------------------------------------------------------------------------------

To pay deductible medical expenses               X        X        X        X
-----------------------------------------------------------------------------------------

After Separation from service if You are
over 55 at time of separation(1)                 X        X
-----------------------------------------------------------------------------------------

After December 31, 1999 for IRS levies           X        X        X        X
-----------------------------------------------------------------------------------------

To pay medical insurance premiums if You are
unemployed                                                         X        X
-----------------------------------------------------------------------------------------

For qualified higher education expenses,                           X        X
-----------------------------------------------------------------------------------------

For qualified first time home purchases up
to $10,000                                                         X        X
-----------------------------------------------------------------------------------------

Pursuant to qualified domestic relations
orders                                           X        X
-----------------------------------------------------------------------------------------

Certain immediate annuities providing a
series of substantially equal periodic
payments made annually (or more frequently)                                          X
over the specified payment period
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1.    You must be separated from service at the time payments begin.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ("SEPP")

If You receive systematic payments that You intend to qualify for the SEPP exception, any modifications (except due to death or disability) to Your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later, will result in the retroactive imposition of the 10% penalty with interest. Such modification may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of Annuity Payments) from Your Contract. Consult Your tax advisor.

QUALIFIED CONTRACTS --  GENERALLY

PURCHASE PAYMENTS

Generally, all Purchase Payments will be contributed on a "before-tax" basis. This means that the Purchase Payments entitle You to a tax deduction or are not subject to current income tax.

Under some circumstances "after-tax" Purchase Payments can be made to certain annuities. These Purchase Payments do not reduce Your taxable income or give You a tax deduction.

There are different annual Purchase Payments limits for the annuities offered in this prospectus. Purchase Payments in excess of the limits may result in adverse tax consequences.

Your Contract may accept certain direct transfers and rollovers from other qualified Plan accounts and contracts; such transfers and rollovers are generally not subject to annual limitations on Purchase Payments.

WITHDRAWALS, TRANSFERS AND INCOME PAYMENTS

Because Your Purchase Payments are generally on a before-tax basis, You generally pay income taxes on the full amount of money You withdraw as well as income earned under the Contract. Withdrawals and Annuity Payments attributable to any after-tax contributions are not subject to income tax (except for the portion of the withdrawal or payment allocable to earnings).

If certain requirements are met, You may be able to transfer amounts in Your Contract to another eligible retirement plan or individual retirement annuity. For 457(b) Plans maintained by non-governmental employers, if certain conditions are met, amounts may be transferred into another 457(b) Plan maintained by a non-governmental employer.

Your Contract is not forfeitable (e.g., not subject to claims of Your creditors) and You may not transfer it to someone else. For certain qualified employer Plans, an important exception is that Your Account may be transferred pursuant to a qualified domestic relations order (QDRO).

Please consult the specific section for the type of annuity You purchased to determine if there are restrictions on withdrawals, transfers or Annuity Payments.

Minimum distribution requirements also apply to the Contracts. These are described separately later in this section.

Certain mandatory distributions made to participants in an amount in excess of $1,000 (but less than $5,000) must be automatically rolled over to an individual retirement annuity designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different individual retirement annuity or eligible retirement Plan.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND 20% MANDATORY WITHHOLDING

For certain qualified employer Plans, We are required to withhold 20% of the taxable portion of Your withdrawal that constitutes an "eligible rollover distribution" for federal income taxes. We are not required to withhold this money if You direct Us, the trustee or the custodian of the Plan, to directly rollover Your eligible rollover distribution to a traditional individual retirement annuity or another eligible retirement Plan.

Generally, an "eligible rollover distribution" is any taxable amount You receive from Your Contract. (In certain cases, after-tax amounts may also be considered eligible rollover distributions). However, it does not include taxable distributions such as:

     -    Withdrawals made to satisfy minimum distribution requirements

     -    Certain withdrawals on account of financial hardship

Other exceptions to the definition of eligible rollover distribution may exist.

For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules. The withholding amounts are determined at the time of payment. In certain instances, You may elect out of these withholding requirements. You may be subject to the 10% Federal income tax penalty if You withdraw taxable money before You turn age 59 1/2.

MINIMUM DISTRIBUTION REQUIREMENTS

Generally, You must begin receiving retirement plan withdrawals by April 1 of the latter of:

     -    the calendar year following the year in which You reach age 70 1/2 or

     - the calendar year following the calendar year You retire, provided You do not own 5% or more of Your employer.

For individual retirement annuities, You must begin receiving withdrawals by April 1 of the year after You reach age 70 1/2 even if You have not retired.

For after-death required minimum distributions ("RMD"), the five year rule is applied without regard to calendar year 2009 due to the 2009 RMD waiver. For instance, for a Contract Owner who died in 2007, the five year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with Your tax advisor because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver.

In general the amount of required minimum distribution (including death benefit distributions discussed below) must be calculated separately with respect to each 403(b) arrangement, but then the aggregate amount of the required distribution may be taken under the tax law from any one or more of the participant's several 403(b) arrangements. Otherwise, You may not satisfy minimum distributions for an employer's qualified Plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified Plan of the same or a different employer.

Complex rules apply to the calculation of these withdrawals. A tax penalty of 50% applies to withdrawals which should have been taken but were not.

In general the amount of required minimum distribution (including death benefit distributions discussed below) must be calculated separately with respect to each individual retirement annuity or SEP individual retirement annuity, but then the aggregate amount of the required distribution may be generally taken under the tax law for the individual retirement annuities /SEP individual retirement annuities from any one or more of the taxpayer's individual retirement annuities /SEP individual retirement annuities.

Otherwise, You may not satisfy minimum distributions for one type of qualified Plan with distributions from an account or annuity contract under another type of qualified Plan (e.g. individual retirement annuity and 403(b)).

In general, income tax regulations permit Annuity Payments to increase with respect to actuarial gains. Additionally, these regulations permit payments under immediate annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.

The regulations also require that the value of benefits under a Contract including certain death benefits in excess of Cash Value must be added to the amount credited to Your Account in computing the amount required to be distributed over the applicable period. You should consult Your own tax advisor as to how these rules affect Your own Contract. We will provide You with additional information regarding the amount that is subject to minimum distribution under this rule.

If You intend to receive Your minimum distributions which are payable over the joint lives of You and a Beneficiary who is not Your spouse (or over a period not exceeding the joint life expectancy of You and Your non-spousal Beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the Beneficiary be reduced after Your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult Your tax advisor.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the Contract Owner (under the rules for withdrawals or Annuity Payments, whichever is applicable).

Generally, if You die before required minimum distribution withdrawals have begun, We must make payment of Your entire interest by December 31st of the year that is the fifth anniversary of Your death or begin making payments over a period and in a manner allowed by the Code to Your Beneficiary by December 31st of the year after Your death. Consult Your tax advisor because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver (see Minimum Distribution Requirements section for additional information).

If Your spouse is Your Beneficiary, and Your Contract permits, Your spouse may delay the start of these payments until December 31 of the year in which You would have reached age 70 1/2. Alternatively, if Your spouse is Your sole Beneficiary and Your Contract is an individual retirement annuity, he or she may elect to rollover the death proceeds into his or her own individual retirement annuity (or, if You meet certain requirements, a Roth individual retirement annuity and pay tax on the taxable portion of the death proceeds in the year of the rollover) and treat the individual retirement annuity (or Roth individual retirement annuity) as his or her own.

If Your spouse is Your Beneficiary, Your spouse may also be able to rollover the death proceeds into another eligible retirement Plan in which he or she participates, if permitted under the receiving Plan.

Under federal tax rules, a same-sex spouse is treated as a non-spouse
Beneficiary.

If Your spouse is not Your Beneficiary and Your Contract permits, Your Beneficiary may also be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited individual retirement annuity. However, such Beneficiary may not treat the inherited individual retirement annuity as his or her own individual retirement annuity. Certain employer Plans (i.e. 401(a), 403(a), 403(b), and governmental 457 Plans) are required to permit a non-spouse direct trustee-to-trustee rollover.

If You die after required distributions begin, payments of Your entire remaining interest must be made in a manner and over a period as provided under the Code (and any applicable regulations).

If an individual retirement annuity Contract is issued in Your name after Your death for the benefit of Your designated Beneficiary with a Purchase Payment which is directly transferred to the Contract from another individual retirement annuity or eligible retirement Plan, the death benefit must continue to be distributed to Your Beneficiary's Beneficiary in a manner at least as rapidly as the method of distribution in effect at the time of Your Beneficiary's death.

INCIDENTAL BENEFITS

Certain death benefits may be considered incidental benefits under a tax qualified Plan, which are limited under the Code. Failure to satisfy these limitations may have adverse tax consequences to the Plan and to the participant.

Where otherwise permitted to be offered under annuity contracts issued in connection with qualified Plans, the amount of life insurance is limited under the incidental death benefit rules. You should consult Your own tax advisor prior to purchase of the Contract under any type of 403(b) arrangement or qualified Plan as a violation of these requirements could result in adverse tax consequences to the Plan and to the participant including current taxation of amounts under the Contract.

TAX SHELTERED ANNUITIES (ERISA AND NON-ERISA) --  403(B)

GENERAL

Tax Sheltered Annuities fall under Section 403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under Section 501(c)(3) of the Code.

In general contributions to 403(b) arrangements are subject to contribution limitations under Section 415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

On July 26, 2007, final 403(b) regulations were issued by the U.S. Treasury which impact how We administer Your 403(b) Contract. In order to satisfy the 403(b) final regulations and prevent Your Contract from being subject to adverse tax consequences including potential penalties, contract exchanges after September 24, 2007 must, at minimum, meet the following requirements: (1) the Plan must allow the exchange, (2) the exchange must not result in a reduction in the participant or Beneficiary's accumulated benefit, (3) the receiving contract includes distribution restrictions that are no less stringent that those imposed on the contract being exchanged, and (4) the employer enters into an agreement with the issuer of the receiving contract to provide information to enable the contract provider to comply with Code requirements. Such information would include details concerning severance from employment, hardship withdrawals, loans and tax basis. You should consult Your tax or legal counsel for any advice relating to Contract exchanges or any other matter relating to these regulations.

WITHDRAWALS AND ANNUITY PAYMENTS

If You are under 59 1/2, You generally cannot withdraw money from Your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments).

     - Is directly transferred to another permissible investment under 403(b) arrangements;

     - Relates to amounts that are not salary reduction elective deferrals if Your Plan allows it;

     - Occurs after You die, leave Your job or become disabled (as defined by the Code);

     - Is for financial hardship (but only to the extent of Purchase Payments) if Your Plan allows it;

     - Relates to distributions attributable to certain TSA Plan terminations if the conditions of the new income tax regulations are met;

     -    Relates to rollover or after-tax contributions; or

     - Is for the purchase of permissive service credit under a governmental defined benefit plan.

Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from tax sheltered annuities that are not attributable to salary reduction contributions. Under these regulations, a Section 403(b) Contract is permitted to distribute retirement benefits to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS

Employers that established and maintain a TSA/ 403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA Plan. In accordance with Our administrative procedures, We may permit these contributions to be made as Purchase Payments to a 403(b) Contract under the following conditions:

     - The employer maintaining the Plan has demonstrated to Our satisfaction that Designated Roth Accounts are permitted under the Plan.

     - In accordance with Our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     - All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to trustee transfers from other Designated Roth Accounts).

     - In accordance with Our procedures and in a form satisfactory to Us, We may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     - Recently enacted legislation allows (but does not require) 403(b) Plans that offer Designated Roth Accounts to permit participants to roll their non-Roth account assets into a Designated Roth Account under the same Plan, provided the non-Roth assets are distributable under the Plan and otherwise eligible for rollover.

     - No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     - If permitted under the federal tax law, We may permit both pre-tax contributions under a 403(b) Plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, We will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA Plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, We will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     - We may refuse to accept contributions made as rollovers and trustee-to trustee transfers, unless We are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

You and Your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The IRS was given authority in the final Roth account regulations to issue additional guidance addressing the potential for improper transfers of value to Roth accounts due to the allocation of contract income, expenses, gains and losses. The IRS has not issued the additional guidance and, as a result, there is uncertainty regarding the status of Roth accounts and particularly Roth accounts under annuity contracts that allocate charges for guarantees. You should consult Your tax or legal counsel for advice relating to Roth accounts and other matters relating to the final Roth account regulations.

SECTION 403(B) COLLATERALIZED LOANS

If Your employer's Plan and TSA Contract permits loans, such loans will be made only up to certain limits. In that case, We credit Your Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax advisor and read Your loan agreement and Contract prior to taking any loan.



INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")

TRADITIONAL IRAS, ROTH IRA AND SEPS

The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the IRS. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agency. A Contract issued in connection with an IRA may be amended as necessary to conform to the requirements of the Code.

IRA Contracts may not invest in life insurance. The Contract may offer death benefits that in some cases exceed the greater of the Purchase Payments or the Account value which could conceivably be characterized as life insurance.

Generally, except for Roth IRAs, IRAs can accept deductible (or pre-tax) Purchase Payments. Deductible or pre-tax Purchase Payments will be taxed when distributed from the Contract.

You must be both the Contract Owner and the Annuitant under the Contract. Your IRA annuity is not forfeitable and You may not transfer, assign or pledge it to someone else. You are not permitted to borrow from the Contract. You can transfer Your IRA proceeds to a similar IRA, certain eligible retirement plans of an employer without incurring federal income taxes if certain conditions are satisfied.

Consult Your tax advisor prior to the purchase of the Contract as a Traditional IRA, Roth IRA or SEP.

TRADITIONAL IRA ANNUITIES

PURCHASE PAYMENTS

Purchase Payments (except for permissible rollovers and direct transfers) are generally not permitted after the calendar year in which You attain age 69 1/2.

Except for permissible rollovers and direct transfers, Purchase Payments to Traditional and Roth IRAs for individuals under age 50 are limited in the aggregate to the lesser of 100% of compensation or the deductible amount established each year under the Code. A Purchase Payment up to the deductible amount can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions. See IRS Publication 590 available at www.irs.gov. for additional information.

     - Individuals age 50 or older can make an additional "catch-up" Purchase Payments (assuming the individual has sufficient compensation).

     - If You or Your spouse are an active participant in a retirement Plan of an employer, Your deductible contributions may be limited.

     - Purchase Payments in excess of these amounts may be subject to a penalty tax.

     - If contributions are being made under a SEP or a SAR-SEP Plan of Your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's Plan.

     - These age and dollar limits do not apply to tax-free rollovers or transfers from other IRAs or other eligible retirement plans.

     - If certain conditions are met, You can change Your Traditional IRA Purchase Payment to a Roth IRA before You file Your income tax return (including filing extensions).

WITHDRAWALS AND ANNUITY PAYMENTS

Withdrawals (other than tax free transfers or rollovers to other individual retirement arrangements or eligible retirement Plans) and Annuity Payments are included in income except for the portion that represents a return of non-deductible Purchase Payments. This portion is generally determined based on a ratio of all non-deductible Purchase Payments to the total values of all Your Traditional IRAs. We will withhold a portion of the amount of Your withdrawal for income taxes, unless You elect otherwise. The amount We withhold is determined by the Code. Also see general section titled "Withdrawals" above.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the Contract Owner (under the rules for withdrawals or Annuity Payments, whichever is applicable).

Generally, if You die before required minimum distribution withdrawals have begun, We must make payment of Your entire interest by December 31st of the year that is the fifth anniversary of Your death or begin making payments over a period and in a manner allowed by the Code to Your Beneficiary by December 31st of the year after Your death. Consult Your tax advisor because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver (see Minimum Distribution Requirements for additional information).

If Your spouse is Your Beneficiary, and Your Contract permits, Your spouse may delay the start of these payments until December 31 of the year in which You would have reached age 70 1/2. Alternatively, if Your spouse is Your Beneficiary, he or she may elect to continue as "Contract Owner" of the Contract.

Under federal tax rules, a same-sex spouse is treated as a non-spouse
Beneficiary.

Naming a non-natural person, such as a trust or estate, as a Beneficiary under the Contract will generally eliminate the Beneficiary's ability to stretch or a spousal Beneficiary's ability to continue the Contract and the living (if any) and/or death benefits.

If You die after required distributions begin, payments of Your entire remaining interest must be made in a manner and over a period as provided under the Code (and any applicable regulations).

If the Contract is issued in Your name after Your death for the benefit of Your designated Beneficiary with a Purchase Payment which is directly transferred to the Contract from another IRA You owned, the death benefit must continue to be distributed to Your Beneficiary's Beneficiary in a manner at least as rapidly as the method of distribution in effect at the time of Your Beneficiary's death.

SEP ANNUITIES

The Code provides for certain contribution limitations and eligibility requirements under SEP arrangements. The minimum distribution requirements are generally the same as Traditional IRAs. There are some differences in the contribution limits and the tax treatment of certain premature distribution rules, transfers and rollovers.

ROTH IRA ANNUITIES

GENERAL

Roth IRAs are different from other IRAs because You have the opportunity to enjoy tax-free earnings. However, You can only make after-tax Purchase Payments to a Roth IRA.

PURCHASE PAYMENTS

Roth IRA Purchase Payments for individuals under age 50 are non-deductible and are limited, in a manner similar to IRAs, to the lesser of 100% of compensation or the annual deductible IRA amount. This limit includes contributions to all Your Traditional and Roth IRAs for the year. Individuals age 50 or older can make an additional "catch- up" Purchase Payment each year (assuming the individual has sufficient compensation).

You may contribute up to the annual Purchase Payment limit if Your modified adjusted gross income does not exceed certain limits. Purchase Payments are phased out depending on Your modified adjusted gross income and Your filing status. For additional information see IRS Publication 590 available at www.irs.gov.

Further, with respect to Traditional IRA amounts which were converted to a Roth IRA, such conversion must have occurred at least five years prior to purchase of this Contract. Consult Your independent tax advisor.

Annual Purchase Payments limits do not apply to a rollover from a Roth IRA to another Roth IRA or a conversion from a Traditional IRA to a Roth IRA. You can contribute to a Roth IRA after age 70 1/2. If certain conditions are met, You can change Your Roth IRA contribution to a Traditional IRA before You file Your income return (including filing extensions).

Roth IRAs may also accept a rollover from other types of eligible retirement Plans plans (e.g., 403(b), 401(a), and 457(b) plans of a state or local government employer) if Code requirements are met. The taxable portion of the proceeds are subject to income tax in the year the rollover distribution occurs unless it is from a Designated Roth Account.

If You exceed the Purchase Payment limits You may be subject to a tax penalty.

WITHDRAWALS

Generally, withdrawals of earnings from Roth IRAs are free from federal income tax if they meet the following two requirements:

     - The withdrawal is made at least five taxable years after Your first Purchase Payment to a Roth IRA, AND

     - The withdrawal is made: on or after the date You reach age 59 1/2; upon Your death or disability; or for a qualified first time home purchase (up to $10,000).

Withdrawals of earnings which do not meet these requirements are taxable and a 10% penalty tax may apply if made before age 59 1/2. See Withdrawal chart above. Consult Your tax advisor to determine if an exception applies.

Withdrawals from a Roth IRA are made first from Purchase Payments and then from earnings. Generally, You do not pay income tax on withdrawals of Purchase Payments. However, withdrawals of the taxable amounts converted from a non-Roth IRA prior to age 59 1/2 will be subject to the 10% penalty tax (unless You meet an exception) if made within 5 taxable years of such conversion. See withdrawals chart above.

The order in which money is withdrawn from a Roth IRA is as follows (all Roth IRAs owned by a taxpayer are combined for withdrawal purposes):

     - The first money withdrawn is any annual (non-conversion/rollover) contributions to the Roth IRA and rollovers of after-tax amounts from other Roth Plans. These are received tax and penalty free.

     - The next money withdrawn is from conversion/rollover contributions from a non-Roth IRA or an eligible retirement accounts (other than a Designated Roth Accounts), on a first-in, first-out basis. For these purposes, distributions are treated as coming first from the portion of the conversion/rollover contribution that was subject to income tax as a result of the conversion. As previously discussed, depending upon when it occurs, withdrawals of the taxable amounts converted may be subject to a penalty tax, or result in the acceleration of inclusion of income.

     - The next money withdrawn is from earnings in the Roth IRA. This is received tax-free if it meets the requirements previously discussed; otherwise it is subject to federal income tax and an additional 10% penalty tax may apply if You are under age 59 1/2.

     - We may be required to withhold a portion of Your withdrawal for income taxes, unless You elect otherwise. The amount will be determined by the Code.

CONVERSION

You may convert/rollover an existing Traditional IRA or an eligible retirement account (other than a Designated Roth Account) to a Roth IRA.

Except to the extent You have non-deductible contributions, the amount converted from an existing IRA or eligible retirement account (other than a Designated Roth Account) into a Roth IRA is taxable. Generally, the 10% withdrawal penalty does not apply to conversions/rollovers. (See exception discussed previously.)

For conversions occurring in 2010, the taxable amount distributed (or treated as distributed) in 2010 and then converted into a Roth IRA may be included in Your taxable income ratably over 2011 and 2012 and does not have to be included in Your taxable income in 2010.

Caution: The IRS issued guidance in 2005 requiring the taxable amount converted be based on the fair market value of the entire annuity contract being converted or redesignated into a Roth IRA. Such fair market value, in general, is to be determined by taking into account the value of all benefits (both living benefits, including a market value adjustment and death benefits) in addition to the Account balance; as well as adding back certain loads and charges incurred during the prior 12 month period, including a Market Value Adjustment. Your Contract may include such benefits, and applicable charges. Accordingly, taxpayers considering redesignating a Traditional IRA annuity into a Roth IRA annuity should consult their own tax advisor prior to converting. The taxable amount may exceed the Account value at date of conversion.

Amounts converted from a Traditional IRA or an eligible retirement Plan (other than a Designated Roth Account) to a Roth IRA generally will be subject to income tax withholding. The amount withheld is determined by the Code.

If You mistakenly convert or otherwise wish to change Your Roth IRA contribution to a Traditional IRA contribution, the tax law allows You to reverse Your conversion provided You do so before You file Your tax return for the year of the contribution and if certain conditions are met.

REQUIRED DISTRIBUTIONS

Required minimum distribution rules that apply to other types of IRAs while You are alive do not apply to Roth IRAs. However, in general, the same rules with respect to minimum distributions required to be made to a Beneficiary after Your death under Traditional IRAs do apply to Roth IRAs. Consult Your tax advisor because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver.

Note that where payments under a Roth annuity have begun prior to Your death the remaining interest in the Contract must be paid to Your designated Beneficiary by the end of the fifth year following Your death or over a period no longer than the Beneficiary's remaining life expectancy at the time You die.

DEATH BENEFITS

Generally, when You die We must make payment of Your entire interest by the December 31st of the year that is the fifth anniversary of Your death or begin making payments over a period and in a manner allowed by the Code to Your Beneficiary by December 31st of the year after Your death.

If Your spouse is Your Beneficiary, Your spouse may delay the start of required payments until December 31st of the year in which You would have reached age
70 1/2.

If Your spouse is Your Beneficiary, he or she may elect to continue as "Contract Owner" of the Contract.

Naming a non-natural person, such as a trust or estate, as a Beneficiary under the Contract will generally eliminate the Beneficiary's ability to stretch or a spousal Beneficiary's ability to continue the Contract and the living (if any) and/or death benefits.

KEOGH

A Keogh plan is generally a qualified retirement Plan (defined contribution or defined benefit) that covers a self-employed person. Other employees may also be covered. Special rules apply to contribution limits in the case of a self-employed person. Please consult Your tax advisor about Your particular situation. See the "Qualified Contracts -- Generally" heading under this section for a brief description of the tax rules that apply to Keoghs.

401(K)

The tax rules regarding retirement plans are complex. We do not give tax advice. Please consult Your tax advisor about Your particular situation. See the "Qualified Contracts -- Generally" heading under this section for a brief description of the tax rules that apply to 401(k)s.

NON-QUALIFIED ANNUITIES

     - Purchase Payments to non-Qualified Contracts are on an "after-tax" basis, so You only pay income taxes on Your earnings. Generally, these earnings are taxed when received from the Contract.

     - Under the Code, withdrawals need not be made by a particular age. However, it is possible that the IRS may determine that the Contract must be surrendered or Annuity Payments must commence by a certain age (e.g., 85 or older) or Your Contract may require that You commence payments by a certain age.

     - Your non-Qualified Contract may be exchanged for another non-Qualified annuity or a qualified long-term care contract under Section 1035 without paying income taxes if certain Code requirements are met. Once Annuity Payments have commenced, You may not be able to transfer withdrawals to another non-qualified annuity contract or a qualified long-term care contract in a tax-free Section 1035 exchange.

     - Pursuant to IRS guidance, a direct transfer of less than the entire Account value from one non-qualified annuity to another non-qualified annuity (a "partial exchange") may be recharacterized by the IRS if there is a withdrawal or surrender within the 180-day period following the partial exchange. Certain exceptions may apply. It is not clear whether this guidance applies to a partial exchange involving qualified long-term care contracts. Consult Your own independent tax advisor prior to a partial exchange.

     - Consult Your tax advisor prior to changing the Annuitant or prior to changing the date You determine to commence Annuity Payments if permitted under the terms of Your Contract. It is conceivable that the IRS could consider such actions to be a taxable exchange of annuity Contracts.

     - Where otherwise permitted under the Contract, pledges, assignments and other types of transfers of all or a portion of Your Account value generally result in the immediate taxation of the gain in Your Contract. This rule may not apply to certain transfers between spouses.

     - Contracts issued after October 21, 1988 by the same insurance company or affiliates to an Owner in the same year are combined for tax purposes. As a result, a greater portion of Your withdrawals may be considered taxable income than You would otherwise expect.

     - When a non-natural person owns a non-Qualified Contract, the annuity will generally not be treated as an annuity for tax purposes and thus loses the benefit of tax deferral. Corporations and certain other entities are generally considered non-natural persons. However, an annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes.

     - In those limited situations where the annuity is beneficially owned by a non-natural person and the annuity qualifies as such for federal income tax purposes, the entity may have a limited ability to deduct interest. Certain immediate annuities under Section 72(u)(4) of the Code purchased with a single payment consisting of substantially equal periodic payments with a maturity date within 12 months of purchase may also be considered annuities for federal income tax purposes where owned by a non-natural person.

PURCHASE PAYMENTS

Although the Code does not limit the amount of Your Purchase Payments, Your Contract may limit them.

PARTIAL AND FULL WITHDRAWALS

Generally, when You (or Your Beneficiary in the case of a death benefit) make a partial withdrawal from Your non-qualified annuity, the Code treats such a partial withdrawal as: first coming from earnings (and thus subject to income tax); and then from Your Purchase Payments (which are not subject to income tax). This rule does not apply to payments made pursuant to an annuity option under Your Contract. In the case of a full withdrawal, the withdrawn amounts are treated as first coming from Your non-taxable return of Purchase Payment and then from a taxable payment of earnings.

ANNUITY PAYMENTS

Annuity Payments are subject to an "exclusion ratio" or "excludable amount" which determines how much of each payment is treated as a non-taxable return of Your Purchase Payments and a taxable payment of earnings.

Annuity Payments and amounts received on the exercise of a withdrawal or partial withdrawal option under Your non-Qualified annuity may not be transferred in a tax-free exchange into another annuity contract. In accordance with Our procedures, such amounts will instead be taxable under the rules for Annuity Payments or withdrawals, whichever is applicable.

Generally, once the total amount treated as a return of Your Purchase Payment equals the amount of such Purchase Payment (reduced by any refund or guarantee feature as required by federal tax law), all remaining Annuity Payments are fully taxable. If You die before the Purchase Payment is returned, the unreturned amount may be deductible on Your final income tax return or deductible by Your Beneficiary if Annuity Payments continue after Your death. We will tell You what Your Purchase Payment was and to what extent an Annuity Payment includes a non-taxable return of Your Purchase Payment.

If Your Contract allows and You elect to apply less than the entire Account value of Your Contract to a pay-out option provided under the Contract ("partial annuitization"), an exclusion ratio will apply to the Annuity Payments You receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax Purchase Payments in the Contract will be allocated pro rata between the annuitized portion of the Contract and the portion that remains deferred. Consult Your tax advisor before You partially annuitize Your Contract.

We generally will tell You how much of each Annuity Payment is a return of non-taxable Purchase Payments. We will determine such excludable amount for each Annuity Payment under the Contract as a whole by using the rules applicable to Annuity Payments in general (i.e., by dividing Your after-tax purchase price, as adjusted for any refund or guarantee feature by the number of expected Annuity Payments from the appropriate IRS table). However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified Contract is an amount greater (or lesser) than the taxable amount determined by Us and reported by Us to You and the IRS.

Generally, once the total amount treated as a non-taxable return of Your Purchase Payment equals Your Purchase Payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of Your Annuity Payment for income taxes, unless You elect otherwise. The amount We withhold is determined by the Code.

If the amount of Annuity Payments received in any calendar year is less than the excludable amount applicable to the year, the excess is not allowable as a deduction. However, You may generally elect the year in which to begin to apply this excess ratably to increase the excludable amount attributable to future years. Consult Your tax advisor as to the details and consequences of making such election. Also, consult Your tax advisor as to the tax treatment of any unrecovered after-tax cost in the year that the Contract terminates.

DEATH BENEFITS

The death benefit under an annuity is generally taxable to the recipient in the same manner as if paid to the Contract Owner (under the rules for withdrawals or Annuity Payments, whichever is applicable).

If You die before the annuity starting date, as defined under Treasury Regulations, payments must begin for a period and in a manner allowed by the Code (and any regulations thereunder) to Your Beneficiary within one year of the date of Your death or, if not, payment of Your entire interest in the Contract must be made within five years of the date of Your death. If Your spouse is Your Beneficiary, he or she may elect to continue as Contract Owner.

If You die on or after the annuity starting date, as defined under Treasury Regulations, payments must continue to be made at least as rapidly as before Your death in accordance with the annuity option selected.

If You die before all Purchase Payments are returned, the unreturned amount may be deductible on Your final income tax return or excluded from income by Your Beneficiary if Annuity Payments continue after Your death.

In the case of joint Contract Owners, the above rules will be applied on the death of any Contract Owner. Where the Contract Owner is not a natural person, these rules will be applied on the death of any Annuitant (or on the change in Annuitant, if permitted under the Contract). Additionally, naming a non-natural person, such as a trust or estate, as a Beneficiary under the Contract will generally eliminate the Beneficiary's ability to stretch or a spousal Beneficiary's ability to continue the Contract and the living (if any) and/or death benefits.

If death benefit payments are being made to Your designated Beneficiary and he/she dies prior to receiving the entire remaining interest in the Contract, such remaining interest will be paid out at least as rapidly as under the distribution method being used at the time of Your designated Beneficiary's death.

After Your death, if Your designated Beneficiary dies prior to electing a method for the payment of the death benefit, the remaining interest in the Contract will be paid out in a lump sum. In all cases, such payments will be made within five years of the date of Your death.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of Your Contract. The changes may take effect retroactively.

We reserve the right to amend Your Contract where necessary to maintain its status as an annuity Contract under federal tax law and to protect You and other Contract Owners from adverse tax consequences.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") provides the following tax treatment for Contracts issued to Contract Owners in the Commonwealth of Puerto Rico.

GENERAL TAX TREATMENT OF ANNUITIES

For Puerto Rico tax purposes, amounts received as an annuity under an annuity contract are defined as amounts (determined based on a computation with reference to life expectancy and mortality tables) received in periodical installments and payable over a period longer than one year from the annuity starting date.

Annuity payments generally have two elements: a part that constitutes a return of the annuity's cost (return of capital) and a part that constitutes income.

From each Annuity Payment received, taxpayers must include in their gross income for income tax purposes the lower of (a) the Annuity Payments received during the taxable year, or (b) 3% of the aggregate premiums or consideration paid for the annuity divided by 12 and multiplied by the number of months in respect to which the installment is paid. The excess over the 3% is excluded from gross income until the aggregate premiums or consideration is recovered.

Once the annuity's cost has been fully recovered, all of the Annuity Payment constitutes taxable income. There is no penalty tax on early distributions from annuity contracts.

No gain or loss has to be generally recognized when certain insurance policies are exchanged for other insurance policies. These tax free exchanges include a life insurance contract for another or for an endowment or annuity contract (or a combination thereof). The total amount received, within the same taxable year, from an annuity contract issued by an eligible insurance company, may be taxed as a long-term capital gain at the rate in effect at the time of the transaction, which generally is 10%.

AN ANNUITY CONTRACT UNDER NON-QUALIFIED PLANS

An annuity contract may be purchased by an employer under a non-qualified stock bonus, pension, profit-sharing or annuity plan. The employer may purchase the annuity contract and transfer it to a trust created under the terms of the non-qualified plan or can make contributions to the non-qualified trust in order to provide (an) annuity contract(s) for his employees.

The Purchase Payments paid or the employer's contributions made to a trust under a plan during a taxable year of the employer which ends within or with a taxable year of the trust shall be included in the gross income of the employee, if his beneficial interest in the employer's contribution is non-forfeitable at the time the contribution is made. An employee's beneficial interest in the contribution is non-forfeitable if there is no contingency under the plan which may cause the employee to lose his rights in the contribution.

When the contributions are included in the employee's gross income, they are considered part of the consideration paid by him for the annuity. The amounts contributed by the employer constitute consideration paid by the employee which is taken into account for purposes of determining the taxable amount of each Annuity Payment received.

The contributions paid by the employer to or under the non-qualified plan for providing retirement benefits to the employees under an annuity or insurance contract are deductible in the taxable year when paid if the employee's rights to or derived from such employer's contribution are non-forfeitable at the time the contribution is made.

If an amount is paid on behalf of the employee during the taxable year but the rights of the employee therein are forfeitable at the time the amount is paid, no employer deduction is allowable for such amount for any taxable year.

A non-qualified plan may not be subject to certain rules which apply to a qualified plan such as rules regarding participation, vesting, and funding. Thus, non-qualified annuity plans may be used by an employer to provide additional benefits to key employees.

Since a non-qualified trust is not tax-exempt, the trust itself will be taxable on the income of the trust assets.

AN ANNUITY CONTRACT UNDER A QUALIFIED PLAN

An annuity contract may be purchased by an employer for an employee under a qualified pension, profit-sharing, stock bonus, annuity, or a cash or deferred arrangement ("CODA") plan established pursuant to Section 1081.01 of the 2011 PR Code. The employer has two alternatives: (1) purchase the annuity contract and transfer the same to the trust under the plan, or (2) make contributions to a trust under a qualified plan for the purpose of providing an annuity contract for an employee.

Qualified plans must comply with the requirements of Section 1081.01(a) of the 2011 PR Code which include, among others, certain participation requirements.

The trust created under the qualified plan is exempt from tax on its investment income.

a. Contributions

The employer is entitled, in determining its net taxable income, to claim a current income tax deduction for contributions made to the trust created under the terms of a qualified plan. However, statutory limitations on the deductibility of contributions made to the trust under a qualified plan limit the amount of funds that may be contributed each year.

b. Distributions

The amount paid by the employer towards the purchase of an annuity contract or contributed to the trust for providing annuity contracts for the employees is not required to be included in the income of the employee. However, any amount received or made available to the employee under the qualified plan is includible in the gross income of the employee in the taxable year in which received or made available.

In such case, the amount paid or contributed by the employer shall not constitute consideration paid by the employee for the variable annuity contract for purposes of determining the amount of Annuity Payments required to be included in the employee's gross income. Thus, amounts actually distributed or made available to any employee under the qualified plan shall be included in their entirety in the employee's gross income.

Lump-sum proceeds from a Puerto Rico qualified retirement plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source.

A special rate of 10% may apply instead, if the plan satisfies the following requirements: (1) the plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and
(2) 10% of all plan's trust assets (calculated based on the average daily balance of the investments of the trust) attributable to participants which are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period. If those two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. In the case of a defined contribution plan that maintains separate accounts for each participant, the described 10% investment requirement may be satisfied in the accounts of a participant that chooses to invest in such fashion rather than at the trust level. Property located in Puerto Rico includes shares of stock of a Puerto Rico Registered Investment Company ("RIC"), fixed or variable annuities issued by a domestic insurance company or by a foreign insurance company that derives more than 80% of its gross income from sources within Puerto Rico, or bank deposits.

The 2011 PR Code does not impose a penalty tax in cases of early (premature) distributions from a qualified plan.

c. Rollover

Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the distribution is contributed to another qualified retirement plan or traditional individual retirement account for the employee's benefit no later than sixty (60) days after the distribution.

ERISA CONSIDERATIONS

In the context of a Puerto Rico qualified retirement plan trust, the IRS has recently held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross income for U. S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA
Section 1022(i)(1). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(1) would be applicable to transfers taking effect after December 31, 2012.

AN ANNUITY CONTRACT UNDER A KEOGH PLAN

An annuity contract may be purchased for purposes of funding a self employed retirement plan under Section 1081.01(f) of the 2011 PR Code. This plan is commonly known as a Keogh plan or an HR 10 plan.

This plan permits self-employed individuals and owner-employees to adopt pension plans, profit sharing plans or annuity plans for themselves and their employees. A self-employed individual is any individual who carries on a trade or business as a sole proprietor, an independent contractor or anyone who is in business for himself or herself.

An owner-employee is any individual who owns all of an unincorporated business. In the case of a corporation of individuals or a special partnership, an owner-employee is a shareholder or a partner owning more than 10% of the interest in capital or profits.

Similar to a qualified plan, the annuity contract may be purchased and be transferred to a trust, or contributions may be made to the trust for the purpose of providing an annuity contract for the trust Beneficiaries.

a. Contributions

A tax deduction may be claimed for contributions made to the plan. As in other qualified plans, contributions to the plan are subject to certain statutory limits. The limit on the deduction depends on the type of plan selected.

Such contributions and the income generated from them are not taxable to the owner-employee, his employees or to the self-employed individual until the funds are distributed or made available to them.

The investment income generated from the contributions made to the plan which are held in a qualified trust is tax exempt to the trust.

b. Distributions

Distributions made under a qualified self-employed retirement plan will be subject to the rules described above for "An Annuity Contract under a Qualified Plan-Distributions and Rollover".

                      INFORMATION INCORPORATED BY REFERENCE

--------------------------------------------------------------------------------


Under the Securities Act of 1933, the Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Company's annual report on Form 10-K was filed with the SEC on March 22, 2012 via EDGAR File No. 033-03094. The Form 10-K contains information for the period ended December 31, 2011, about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Form 10-K is incorporated by reference into this prospectus. In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.


There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the latest Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct Your requests to the Company at, 1300 Hall Boulevard, Bloomfield, Connecticut, 06002-2910. The telephone number 1-800-343-8496. You may also access the incorporated reports and other documents at www.metlife.com.


The Company files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.


                                     EXPERTS

--------------------------------------------------------------------------------

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law have been passed on by legal counsel for the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Registration Statement from the MetLife Insurance Company of Connecticut and subsidiaries' (the "Company's") Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph regarding changes in the Company's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009), which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.

                                   APPENDIX A

--------------------------------------------------------------------------------

                     INFORMATION CONCERNING QUALIFIED PLANS

Plans eligible to purchase the Contract are pension and profit sharing Plans qualified under Section 401(a) of the Code, Section 403(b) Plans, and eligible state deferred compensation Plans under Section 457 of the Code ("Qualified Plans"). Trustees should consider whether the Plan permits the investment of Plan assets in the Contract, the distribution of such an annuity and payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued Plan qualification and operation, earnings on Plan assets will accumulate value on a tax-deferred basis even if the Plan is not funded by this Contract. Trustees therefore should consider features of the Contract other than tax-deferral before investing in the Contract. In addition, because required minimum distributions must generally begin for Participants after age 70 1/2, (or, if later, when the Participant retires from employment with the employer maintaining the Plan, provided the Plan permits and the Participant is not a 5% or more Owner), trustees should consider whether the Contract may not be an appropriate purchase for Participants approaching or over age 70 1/2.

To apply for this Contract, the trustee or other applicant must complete an application or purchase order for the group annuity Contract and make a Purchase Payment. A group annuity Contract will then be issued to the applicant. While certificates may or may not be issued, each Purchase Payment is confirmed to the Contract Owner. Surrenders under the group annuity Contract may be made at the election of the Contract Owner, from the Account established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Cash Surrender Values may be taken in cash or applied to purchase annuities for the Contract Owners' Qualified Plan participants.

Because there are no individual participant Accounts, the qualified group annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan participants may provide for a payment upon the death of the Annuitant depending on the option chosen (see "Annuity Options"). Additionally, since there are no Annuitants prior to the actual purchase of an annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

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                                   APPENDIX B

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                             MARKET VALUE ADJUSTMENT

The application of a Market Value Adjustment may adjust up or down Your Account value. The following describes the amount the Market Value Adjustment applies to:

      Maturity Value = [ (Current Account Value -- FI) x (1 + iG) (t/365)]


                                                              1
Market Adjusted Value =   [   (Maturity Value) x  ------------------------   ]
                                                  (1 + iC + .005*) (t/365)





     - where: "FI" is the interest credited in the previous Contract Year (which is not subject to a surrender charge or a Market Value Adjustment), "iG" is the Guaranteed Credited rate as stated on the Contract specification page, "iC" is the current Guaranteed Interest Rate for a Guarantee Period of "t" days, where "t" is the number of days remaining in the Guarantee Period adjusted for leap years.



     *    In New York State, .0025.


The total amount available to customers, prior to any charges or Premium Taxes, is: Market Adjusted Value + Free Interest.

The current Guaranteed Interest Rate is declared periodically by the Company and is based on the rate (straight line interpolation between whole years) which the Company is then paying on premiums paid under this class of Contracts with the same maturity date as the Purchase Payment to which the formula is being applied.

In New York State the Guaranteed Interest Rate will not be less than 3.00%.

                    ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:     $50,000.00

Guarantee Period:     5 years

Guaranteed Interest
Rate:                 5.50% Effective Annual Rate

The following examples illustrate how the Market Value Adjustment may affect the values of Your Contract. In these examples, a Purchase Payment of $50,000 was made to the Contract. After one year of the Guarantee Period, the Account value (i.e., the Purchase Payment plus accumulated interest) would be $52,750.

The Market Adjusted Value is calculated based on Your then current Account value less any available Free Interest, and is based on a rate the Company is crediting at the time on new Purchase Payments of the same term-to-maturity as the time remaining in Your Guarantee Period. One year after the Purchase Payment was made, You would have four years remaining in the five-year Guarantee Period.

EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

A negative Market Value Adjustment results when interest rates have increased since the date the Purchase Payment was made. Assume interest rates have increased one year after the Purchase Payment and the Company is crediting 7.00% for a four-year Guarantee Period.

The Maturity Value would be:

               $61,941.23 = ($52,750.00 -- $2,750) x (1 + .055)(4)

The Market Adjusted Value would be:

                                            1
$46,381.63 =   [   ($61,941.23) x  -------------------   ]
                                   (1 + .07 + .005)(4)

Total amount available, prior to charges and Premium Taxes:

                       $49,131.63 = $46,381.63 + $2,750.00

EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

A positive Market Value Adjustment results when interest rates have decreased since the date the Purchase Payment was made. Assume interest rates have decreased one year after the Purchase Payment and the Company is crediting 3.50% for a four-year Guarantee Period.

The Maturity Value would be:

               $61,941.23 = ($52,750.00 -- $2,750) x (1 + .055)(4)

The Market Adjusted Value would be:

                                            1
$52,947.62 =   [   $61,941.23) x  ---------------------   ]
                                  (1 + .035 + 0.005)(4)



Total amount available, prior to charges and Premium Taxes:

                       $55,697.62 = $52,947.62 + $2,750.00

These examples illustrate what may happen when interest rates increase or decrease from the beginning of a Guarantee Period. A particular Market Value Adjustment may have a greater or lesser impact than that shown in these examples, depending on how much interest rates have changed since the beginning of a Guarantee Period and the amount of time remaining to maturity. In addition, a surrender charge may be assessed on surrenders made before the Purchase Payment has been under the Contract for five years.

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                                     T-MARK
                      MODIFIED GUARANTEED ANNUITY CONTRACTS

                                    Issued By
                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                     1300 BLOOMFIELD, CONNECTICUT 06002-2910


Book 27 April 30, 2012

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


The following is an itemized list of the estimated expenses to be incurred in connection with the securities being offered:





Accountant's Fees and Expenses: $6,800



Legal Fees and Expenses: $2,400



Printing Expenses: $200



Registration Fee: $1,146


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's parent, MetLife, Inc. ("MetLife") has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife also maintains Directors' and Officers' Liability insurance coverage with limits of $400 million under which the Registrant and Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 et seq. inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or lesser than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed upon basis.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

(A)  EXHIBITS


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1.        Distribution and Principal Underwriting Agreement. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form S-2, File No. 333-
          51804 filed December 14, 2000.)

2.        Agreement and Plan of Merger dated as of October 20, 2006. (Incorporated herein by reference to Exhibit 1(a) to the Registration Statement on Form S-1, File No. 333-
          138472 filed on November 7, 2006.)

4.        Contracts. (Incorporated herein by reference to Exhibit 4 to Post-Effective
          Amendment No. 8 to the Registration Statement on Form S-2, File No. 033-33691
          filed April 29, 1996.)

4(a).     Company Name Change Endorsement. (Incorporated herein by reference to Exhibit 4(c)
          to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File
          Nos. 033-65343/811-07465 filed April 6, 2006.)

4(b).     None

4(c).     Individual Retirement Annuity Qualification Rider. L-22445 1-08. (Incorporated
          herein by reference to Exhibit 4(c) to the Registration Statement on Form S-1,
          File No. 033-33691, filed on April 9, 2008.)

4(d).     Individual Non-Qualified Annuity Endorsement. L-22480 8-07. (Incorporated herein by reference to Exhibit 4(d) to the Registration Statement on Form S-1, File No.
          033-33691, filed on April 9, 2008.)

4(e).     Roth Individual Retirement Annuity ("Roth IRA") Endorsement. L-22481 1-08.
          (Incorporated herein by reference to Exhibit 4(e) to the Registration Statement on
          Form S-1, File No. 033-33691, filed on April 9, 2008.)

4(f).     401(a)/403(a) Plan Endorsement. L-22492 (5/11). Filed herein.

5.        Opinion re: Legality of Shares. Filed herein.

8.        None.

12.       None.

15.       None.

23.       Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
          Filed herein.

24.       Powers of Attorney authorizing Michele H. Abate, Paul G. Cellupica, John E.
          Connolly, Jr., Myra L. Saul, and Marie C. Swift to act as signatory for Michael K.
          Farrell, Maria R. Morris, Stanley J. Talbi, and Peter M. Carlson. Filed herein.

25.       None.

26.       None.



ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

     i. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     ii. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price set represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

     iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

     ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

     iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

     iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bloomfield, State of Connecticut, on April 6, 2012.


                                        MetLife Insurance Company of Connecticut
                                        (Registrant)

                                        By:       /s/ BENNETT KLEINBERG
                                            ------------------------------------
                                              Vice President and Senior Actuary


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 6, 2012.




          /s/ *MICHAEL K. FARRELL                   Director, President and Chief Executive
-----------------------------------------------        Officer
              (Michael K. Farrell)

           /s/ *MARIA R. MORRIS                     Director
-----------------------------------------------
               (Maria R. Morris)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

           /s/ *PETER M. CARLSON                    Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
               (Peter M. Carlson)

*By:           /s/  MYRA L. SAUL
     ------------------------------------------
         Myra L. Saul, Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(f).     401(a)/403(a) Plan Endorsement. L-22492 (5/11)
5.        Opinion re: Legality of Shares
23.       Consent of Deloitte & Touche LLP
24.       Powers of Attorney

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                              [1300 Hall Boulevard
                             Bloomfield, CT 06002]
                         401(A)/403(A) PLAN ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and addresses certain requirements under the Internal Revenue Code of 1986, as amended ("Code"). The following provisions apply to a Contract which is issued under a plan qualified under Section 401(a) or 403(a) of the Code ("Plan"). The effective date of this Endorsement is the issue date of the Contract or the date the provision is necessary to maintain the status of the plan under Section 401(a) or 403(a) of the Code. If there is a conflict between the terms of the Contract, (including any prior endorsements or riders thereto) and the terms of this Endorsement, the terms of this Endorsement will control. However the Contract may contain further restrictions (including but not limited to the types and number of contributions which will be accepted) which will continue to apply to the extent consistent with Federal tax law.

1.   Terms used in this Endorsement:

     (a) "We", "Us" or the "Company" means MetLife Insurance Company of Connecticut;

     (b) "You" or "Your" means the Contractholder or Owner.

2. Any Annuitant of this Contract will be a participant or beneficiary of the Plan and the Contractholder of this Contract will be the Owner as provided under the Plan. If the Plan has distributed this Contract to a participant or beneficiary, such participant or beneficiary will be the Annuitant and Contractholder.

3. If the Contractholder is not a trust described in Section 401(a) of the Code that is exempt from tax under Section 501(a) of the Code, this Contract shall be treated as a trust for purposes of Section 401(f) of the Code and this Contract and the benefits under it, cannot be sold, assigned, transferred, discounted, pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, or otherwise transferred to any person other than Us.

4. The Contractholder shall hold all Plan assets hereunder for the exclusive benefit of Plan participants and beneficiaries and no portion of the amount deposited into the Contract, or the earnings thereon may be used for, or diverted to, any purpose other than for the exclusive benefit of such persons prior to the satisfaction of all liabilities with respect to such persons.

5. This Contract shall be subject to the provisions, terms and conditions of the Plan and any payment, distribution or transfer under this Contract shall comply with the provisions, terms and conditions of the Plan as determined by the Plan administrator, trustee or other designated Plan fiduciary. However, the terms of the Plan cannot expand the terms of the Contract or impose responsibilities or duties on Us not specifically set forth in the Contract. We shall have no responsibility with respect to the provisions, terms and conditions of the Plan, under or by reason of issuance of this Contract, including, but not limited to, (a) determining whether any such payment, distribution or transfer complies with the provisions, terms and conditions of the Plan or with applicable law, or (b) administering the Plan.

6. A Plan participant or beneficiary may elect, at the time and in the manner prescribed by Us (and, where applicable, by the Contractholder), to have any portion of an eligible rollover distribution (within the meaning of Section 402(f)(2)(A) of the Code) paid directly to an eligible retirement plan described in Section 402(c)(8)(B) of the Code that is specified by the Plan participant or beneficiary, by means of a direct transfer or direct rollover under Section 401(a)(31) of the Code.

7. If the Plan distributes this Contract to a participant or beneficiary and the Plan is subject to Section 401(a)(11) of the Code, benefits under the Contract will be provided in accordance with the applicable consent, present value, and other requirements of Sections 401(a)(11) and 417 of the Code that are applicable to the Plan.

8. We may waive by Our written notice to the Contractholder applicable withdrawal or surrender charges with respect to all or any portion of the Contract value that is directly transferred to another funding vehicle or an annuity contract issued by Us or one of Our affiliate companies.

9. The Contractholder may instruct Us to deduct recordkeeping and other administrative fees from Plan participant and beneficiary account balances. Such fees shall be sent by Us directly to the party specified by the Contractholder. All such fees deducted from Plan participant and beneficiary account balances shall not be subject to any otherwise applicable withdrawal or surrender charge.

We have the right to interpret this Contract's provisions in accordance with the Code and to amend or modify this Contract or Endorsement to the extent necessary to comply with any law, regulation, ruling or other requirement deemed by us to be necessary under the applicable requirements of Section 401(a) or 403(a) of the Code.

All other terms and conditions of the Contract remain unchanged.

MetLife Insurance Company of Connecticut has caused this Endorsement to be signed by its [Secretary].

                                                            [GRAPHIC OMITED]
                                                              [SECRETARY]

                                                                  [METLIFE LOGO]

John R. Murphy
Associate General Counsel
MetLife
1095 Avenue of the Americas
New York, NY 10036
T: 212-578-3096
F: 212-251-1596

April 6, 2012

Re:  MetLife Insurance Company of Connecticut
     File No. 333-178884
     T-Mark

Ladies and Gentlemen:

This opinion is furnished in connection with the proposed offering of a certain fixed annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut ("MICC") under Registration Statement No. 333-178884 (the "Registration Statement") and described therein, filed by MICC under the Securities Act of 1933, as amended. MICC is a wholly-owned subsidiary of MetLife, Inc. and an affiliate of Metropolitan Life Insurance Company.

I have made such examination of law and examined such records of MICC and other documents as in my judgment are necessary or appropriate to render the opinion expressed below. In my opinion:

1. MICC is a corporation validly existing and in good standing under the laws of the State of Connecticut.

2. The offer and sale by MICC of the Contracts have been duly authorized pursuant to the corporate and insurance laws of the State of Connecticut and the Company's governing documents. Each Contract, when delivered and when the first purchase payment thereunder is made, all in accordance with the prospectus (the "Prospectus") included in the Registration Statement and in compliance with the applicable local law, will be a legal and binding obligation of MICC in accordance with its terms. Owners of Contracts, as such, will not be subject to any deductions and charges by MICC other than those described or referred to in the Prospectus.

I hereby consent to the use of this opinion as Exhibit 5 to the Registration Statement.

Very truly yours,

/s/ John R. Murphy
----------------------------------
John R. Murphy

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-178884 on Form S-3 of our report dated March 22, 2012, relating to the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding changes in the Company's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1,
2009), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2011, and to the reference to us as Experts under the heading "Independent Registered Public Accounting Firm" in the prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 6, 2012

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                               Michael K. Farrell
     Chairman of the Board, President, Chief Executive Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that I, Michael K. Farrell, Chairman of the Board, President, Chief Executive Officer and a Director of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with T Mark fixed annuity (File No. 333-178884 and related File No. 033-33691), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 22(nd) day of February, 2012.

                                        /s/ Michael K. Farrell
                                        --------------------------
                                        Michael K. Farrell

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                                Maria R. Morris
                                    Director

     KNOW ALL MEN BY THESE PRESENTS, that I, Maria R. Morris, a Director of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with T Mark fixed annuity (File No. 333-178884 and related File No. 033-33691), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of February, 2012.

                                        /s/ Maria R. Morris
                                        --------------------------
                                        Maria R. Morris

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                                Stanley J. Talbi
              Executive Vice President and Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that I, Stanley J. Talbi, Executive Vice President and Chief Financial Officer of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with T Mark fixed annuity (File No. 333-178884 and related File No. 033-33691), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 23(rd) day of February, 2012.

                                        /s/ Stanley J. Talbi
                                        --------------------------
                                        Stanley J. Talbi

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                                Peter M. Carlson
             Executive Vice President and Chief Accounting Officer

     KNOW ALL MEN BY THESE PRESENTS, that I, Peter M. Carlson, Executive Vice President and Chief Accounting Officer of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with T Mark fixed annuity (File No. 333-178884 and related File No. 033-33691), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 22(nd) day of February, 2012.

                                        /s/ Peter M. Carlson
                                        --------------------------
                                        Peter M. Carlson